UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mac-Gray Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

554153-10-6

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sandra E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 766,980

	6.	Shared Voting Power 668,553

	7.	Sole Dispositive Power 766,980

	8.	Shared Dispositive Power 1,235,220

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ SEE ITEM 4.

11.

Percent of Class Represented by Amount in Row (9)

15.5%                (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard G. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,850

	6.	Shared Voting Power 1,381,683

	7.	Sole Dispositive Power 53,850

	8.	Shared Dispositive Power 1,948,350

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

15.5%                (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 566,667

	6.	Shared Voting Power

	7.	Sole Dispositive Power 566,667

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 566,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

4.4%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Whitney E. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.8%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jonathan S. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.8%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Robert C. MacDonald GST Trust-1997

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,965

	6.	Shared Voting Power

	7.	Sole Dispositive Power 103,965

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,965

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.8%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Whitney E. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.1%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jonathan S. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.1%                      (Based upon 12,912,252 shares of Common Stock reported issued  and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Robert C. MacDonald Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,950

	6.	Shared Voting Power

	7.	Sole Dispositive Power 17,950

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Item 4.

11.

Percent of Class Represented by Amount in Row (9)

0.1%                      (Based upon 12,912,252 shares of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Sandra E. MacDonald 2004 Grantor Retained Annuity Trust dated April 23, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 302,808

	6.	Shared Voting Power

	7.	Sole Dispositive Power 302,808

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ SEE ITEM 4.

11.

Percent of Class Represented by Amount in Row (9)

2.3%                      (Based upon 12,912,252 of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-12495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 554153-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Sandra E. MacDonald 2005 Grantor Retained Annuity Trust dated August 10, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 400,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 400,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ SEE ITEM 4.

11.

Percent of Class Represented by Amount in Row (9)

3.1%                      (Based upon 12,912,252 of Common Stock reported issued and outstanding in the issuer's quarterly report on Form 10-Q (File No. 001-12495) filed on November 14, 2005.)

12.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1.
(a)	Name of Issuer Mac-Gray Corporation
(b)	Address of Issuer’s Principal Executive Offices 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451

Item 2.
(a)

Name of Person Filing

1.             Sandra E. MacDonald

2.             Richard G. MacDonald

3.             The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald

4.             The Whitney E. MacDonald GST Trust-1997

5.             The Jonathan S. MacDonald GST Trust-1997

6.             The Robert C. MacDonald GST Trust-1997

7.             The Whitney E. MacDonald Gift Trust

8.             The Jonathan S. MacDonald Gift Trust

9.             The Robert C. MacDonald Gift Trust

10.           The Sandra E. MacDonald 2004 Retained Annuity Trust dated April 23, 2004

11.           The Sandra E. MacDonald 2005 Retained Annuity Trust dated August 10, 2005

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Pursuant to the filing of this Schedule 13G, the Reporting Persons have executed that certain Joint Filing Agreement attached as EXHIBIT B hereto.

	(b)	Address of Principal Business Office or, if none, Residence c/o Mac-Gray Corporation 404 Wyman Street, Suite 400 Waltham, Massachusetts 02451
	(c)	Citizenship Each Reporting Person who is an individual has United States citizenship. Each Reporting Person who is a trust is incorporated within the Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, $.01 Par Value
	(e)	CUSIP Number 554153-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

A total of 12,912,252 shares of common stock, $.01 par value ("Common Stock") of Mac-Gray Corporation (the "Company") were reported in the Company's quarterly report on Form 10-Q (File No. 001-13495) filed on November 14, 2005 as issued and outstanding as of the close of business on November 10, 2005. Statements describing the aggregate amounts of such Common Stock beneficially owned by each Reporting Person, and the number of such shares as to which such Reporting Person has (i) sole voting power, (ii) shared voting power, (iii) sole dispository power, and (iv) shared dispository power are made in the Tables listed in EXHIBIT A attached hereto. The percentage of the class of Common Stock represented by the aggregate amount of shares beneficially owned by each respective Reporting Person is as indicated on Item 9 of the cover page for each such Reporting Person included in this Schedule.

BACKGROUND INFORMATION FOR ITEM 4. Each Reporting Person, either in its capacity as direct owner of Common Stock or as settlor, trustee or beneficiary (as the case may be) of certain trusts (described further below) that hold Common Stock, has voting and or dispository power over shares of Common Stock held subject to the terms of a stockholders' agreement dated as of June 26, 1997 (the "Stockholders' Agreement"). The Stockholders' Agreement is filed as Exhibit 10.2 to the Company's Form S-1 Registration Statement, as amended, filed with the Securities and Exchange Commission (File No.333-33669), (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Given the terms of the Stockholders' Agreement(as described below), the Reporting Persons and the other persons party thereto might be deemed to constitute a "group" holding beneficial ownership of an aggregate total of approximately 45.0% of the Company's Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each Reporting Person disclaims that such Person has agreed to act as a group with the other parties to the Stockholders' Agreement (other than to the extent described in this statement) and such Person disclaims beneficial ownership of shares of Common Stock of the Company other than the amounts of shares reported for each respective Reporting Person in EXHIBIT A attached hereto.

The parties to the Stockholders' Agreement are the Company and its stockholders Mr. Stewart G. MacDonald, Jr., Ms. Sandra E. MacDonald, Mr. Daniel W. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Stewart G. MacDonald, Jr., The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald(1), The Evelyn C. MacDonald Family Trust for the benefit of Daniel W. MacDonald, The Stewart G. MacDonald, Jr. 1984 Trust, the New Century Trust, The Whitney E. MacDonald GST Trust-1997(2), The Jonathan S. MacDonald GST Trust-1997(2), The Robert C. MacDonald GST Trust-1997(2), The Whitney E. MacDonald Gift Trust(3), The Jonathan S. MacDonald Gift Trust(3), The Robert C. MacDonald Gift Trust(3), Cynthia V. Doggett, the Sandra E. MacDonald 2004 Grantor Retained Annuity Trust dated April 23, 2004, the Sandra E. MacDonald 2005 Grantor Retained Annuity Trust dated August 10, 2005 and certain other holders (who hold in aggregate a de minimis fraction of the issued and outstanding Common Stock). The Stockholders' Agreement gives the parties thereto rights of first offer to purchase shares offered for sale by another stockholder who is a party thereto, as well as providing the Company with rights of second offer to purchase such shares. The Stockholders' Agreement also conveys certain demand and "piggy-back" registration rights to the parties thereto.

(1)                                  The trustees of The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald (the "SEM Trust") are R. Robert Woodburn, Jr., Peter C. Bennett (collectively, the "Independent Trustees") and Sandra E. MacDonald, who is also the sole beneficiary of the SEM Trust. Only the Independent Trustees exercise and share voting power over the shares of Common Stock held by the SEM Trust. Each of the Independent Trustees and Sandra E. MacDonald share power to dispose of the shares held by the SEM Trust.

(2)                                  The sole trustee of each of The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997 and The Robert C. MacDonald GST Trust-1997 (individually, a "GST Trust", and collectively, the "GST Trusts") is Richard G. MacDonald. The settlor of each GST Trust is Sandra E. MacDonald, who retains the right to replace at any time any shares of Common Stock held by a GST Trust with property of equivalent value. The beneficiaries of all GST Trusts are minors who have no power to vote or dispose of shares held by such GST Trusts.

(3)                                  The sole trustee of each of The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust and The Robert C. MacDonald Gift Trust (individually, a "Gift Trust", and collectively, the "Gift Trusts") is Richard G. MacDonald. The beneficiaries of all Gift Trusts are minors who have no power to vote or dispose of shares held by such Gift Trusts.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and as
Trustee and Beneficiary of The Evelyn C.
MacDonald Family Trust f/b/o Sandra E.
MacDonald and as Trustee of The Evelyn C.
MacDonald Family Trust f/b/o Daniel W.
MacDonald and as Settlor of each of The
Whitney E. MacDonald GST Trust-1997, The
Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997.

/s/ Richard G. MacDonald
Richard G. MacDonald, individually and as
Trustee of each of The Whitney E. MacDonald
GST Trust- 1997, The Jonathan S. MacDonald
GST Trust-1997, The Robert C. MacDonald GST
Trust-1997, The Whitney E. MacDonald Gift
Trust, The Jonathan S. MacDonald Gift Trust,
and The Robert C. MacDonald Gift Trust

The Evelyn C. MacDonald Family Trust for the
benefit of Sandra E. MacDonald

	By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald, Trustee

The Whitney E. MacDonald GST Trust-1997

	By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Jonathan S. MacDonald GST Trust-1997

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Robert C. MacDonald GST Trust-1997

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Whitney E. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Jonathan S. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Robert C. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Sandra E. MacDonald 2004 Grantor Retained
Annuity Trust dated April 23, 2004

By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald, Trustee

The Sandra E. MacDonald 2005 Grantor Retained
Annuity Trust dated August 10, 2005

By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald, Trustee

NAME:  Sandra E. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	366,980	Direct	NO
	400,000	By the Sandra E. MacDonald 2005 Grantor Annuity Trust as sole trustee	NO

Total Sole Voting Power	766,980

Shared Voting Power	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	17,950	By the Whitney E. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Robert C. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	302,808	By the Sandra E. MacDonald 2004 Grantor Retained Annuity Trust as co-trustee	NO
Total Shared Voting Power	668,553

Sole Dispositive Power	366,980	Direct	NO
	400,000	By the Sandra E. MacDonald 2005 Grantor Annuity Trust as sole trustee	NO

Total Sole Dispositive Power	766,980

Shared Dispositive Power	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald as co-trustee and beneficiary	NO
	103,965	By the Whitney E. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as settlor with right to replace trust property	YES
	17,950	By the Whitney E. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	17,950	By the Robert C. MacDonald Gift Trust as spouse of the sole trustee Richard G. MacDonald	YES
	302,808	By the Sandra E. MacDonald 2004 Grantor Retained Annuity Trust as co-trustee	NO
Total Shared Dispositive Power	1,235,220

		Aggregated Beneficial Ownership:	2,002,200

NAME:  Richard G. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	17,950	By the Whitney E. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Robert C. MacDonald Gift Trust as sole trustee	YES

Total Sole Voting Power	53,850

Shared Voting Power	366,980	As husband of Sandra E. MacDonald	YES
	302,808	By the Sandra E. MacDonald 2004 Grantor Annuity Trust as co-trustee	YES
	400,000	As husband of Sandra E. MacDonald, trustee of the Sandra E. MacDonald 2005 Grantor Annuity Trust	YES
	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES

Total Shared Voting Power	1,381,683

Sole Voting Power	17,950	By the Whitney E. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Jonathan S. MacDonald Gift Trust as sole trustee	YES
	17,950	By the Robert C. MacDonald Gift Trust as sole trustee	YES

Total Sole Dispositive Power	53,850

Shared Dispositive Power	366,980	As husband of Sandra E. MacDonald	YES
	302,808	As husband of Sandra E. MacDonald, trustee of the Sandra E. MacDonald 2004 Grantor Annuity Trust	YES
	400,000	As husband of Sandra E. MacDonald, trustee of the Sandra E. MacDonald 2005 Grantor Annuity Trust	YES
	566,667	By the Evelyn C. MacDonald Family Trust f/b/o Sandra E. MacDonald as spouse of trustee/ beneficiary	YES
	103,965	By the Whitney E. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Jonathan S. MacDonald GST Trust-1997 as trustee	YES
	103,965	By the Robert C. MacDonald GST Trust-1997 as trustee	YES

Total Shared Dispositive Power	1,948,350

		Aggregated Beneficial Ownership:	2,002,200

NAME:  The Evelyn C. MacDonald Family Trust for the Benefit of Sandra E. MacDonald

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	566,667	Direct	NO

Total Sole Voting Power	566,667

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	566,667	Direct	NO

Total Sole Dispositive Power	566,667

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	566,667

NAME:  The Whitney E. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	103,965	Direct	NO

Total Sole Voting Power	103,965

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	103,965	Direct	NO

Total Sole Dispositive Power	103,965

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	103,965

NAME:  The Jonathan S. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	103,965	Direct	NO

Total Sole Voting Power	103,965

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	103,965	Direct	NO

Total Sole Dispositive Power	103,965

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	103,965

NAME:  The Robert C. MacDonald GST Trust-1997

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	103,965	Direct	NO

Total Sole Voting Power	103,965

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	103,965	Direct	NO

Total Sole Dispositive Power	103,965

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	103,965

NAME:  The Whitney E. MacDonald Gift Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	17,950	Direct	NO

Total Sole Voting Power	17,950

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	17,950	Direct	NO

Total Sole	17,950

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	17,950

NAME:  The Jonathan S. MacDonald Gift Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	17,950	Direct	NO

Total Sole Voting Power	17,950

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	17,950	Direct	NO

Total Sole Dispositive Power	17,950

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	17,950

NAME:  The Robert C. MacDonald Gift Trust

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	17,950	Direct	NO

Total Sole Voting Power	17,950

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	17,950	Direct	NO

Total Sole Dispositive Power	17,950

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	17,950

NAME:  The Sandra E. MacDonald 2004 Grantor Annuity Trust dated April 23, 2004

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	302,808	Direct	NO

Total Sole Voting Power	302,808

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	302,808	Direct	NO

Total Sole Dispositive Power	302,808

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	302,808

NAME:  The Sandra E. MacDonald 2005 Grantor Annuity Trust dated August 10, 2005

	COMMON STOCK	FORM OF BENEFICIAL OWNERSHIP	BENEFICIAL OWNERSHIP DISCLAIMED

Sole Voting Power	400,000	Direct	NO

Total Sole Voting Power	400,000

Shared Voting Power

Total Shared Voting Power

Sole Dispositive Power	400,000	Direct	NO

Total Sole Dispositive Power	400,000

Shared Dispositive Power

Total Shared Dispositive Power

		Aggregated Beneficial Ownership:	400,000

EXHIBIT B

JOINT FILING AGREEMENT

 This will confirm the agreement by Sandra E. MacDonald, Richard G. MacDonald, The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald, The Whitney E. MacDonald GST Trust-1997, The Jonathan S. MacDonald GST Trust-1997, The Robert C. MacDonald GST Trust-1997, The Whitney E. MacDonald Gift Trust, The Jonathan S. MacDonald Gift Trust, The Robert C. MacDonald Gift Trust, the Sandra E. MacDonald 2004 Grantor Retained Annuity Trust dated April 23, 2004 and the Sandra E. MacDonald 2005 Grantor Retained Annuity Trust dated August 10, 2005 (collectively, the “Reporting Persons”) in connection with that certain Schedule 13G to be filed on or about February 14, 2006, with respect to the common stock, par value $.01 per share (the “Common Stock”), of Mac-Gray Corporation (the “Company”) pertaining to the beneficial ownership by the Reporting Persons of shares of such Common Stock (the “Schedule 13G”). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

(i) No Reporting Person nor any representative of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other “person” who or which is or becomes a party to or a member of any “group” (as such terms are defined and used in Section 13(g) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

(ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and among each of them that the Schedule 13G is being filed on behalf of each of the parties named below.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2006

/s/ Sandra E. MacDonald
Sandra E. MacDonald, individually and as
Trustee and Beneficiary of The Evelyn C.
MacDonald Family Trust f/b/o Sandra E.
MacDonald and as Trustee of The Evelyn C.
MacDonald Family Trust f/b/o Daniel W.
MacDonald and as Settlor of each of The
Whitney E. MacDonald GST Trust-1997, The
Jonathan S. MacDonald GST Trust-1997, and
The Robert C. MacDonald GST Trust-1997.

/s/ Richard G. MacDonald
Richard G. MacDonald,
individually and as Trustee
of each of The Whitney
E. MacDonald GST Trust-1997,
The Jonathan S. MacDonald
GST Trust-1997, The Robert
C. MacDonald GST
Trust-1997, The Whitney
E. MacDonald Gift Trust,
The Jonathan S. MacDonald
Gift Trust, and The Robert
C. MacDonald Gift Trust

The Evelyn C. MacDonald Family Trust for the benefit of Sandra E. MacDonald

By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald,
Trustee

The Whitney E. MacDonald GST Trust-1997

By:	/s/ Richard G. MacDonald

Richard G. MacDonald, Trustee

The Jonathan S. MacDonald GST Trust-1997

By:	/s/ Richard G. MacDonald

Richard G. MacDonald, Trustee

The Robert C. MacDonald GST Trust-1997

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Whitney E. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Jonathan S. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Robert C. MacDonald Gift Trust

By:	/s/ Richard G. MacDonald
Richard G. MacDonald, Trustee

The Sandra E. MacDonald 2004 Grantor Retained
Annuity Trust dated April 23, 2004

By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald, Trustee

The Sandra E. MacDonald 2005 Grantor Retained
Annuity Trust dated August 10, 2005

By:	/s/ Sandra E. MacDonald
Sandra E. MacDonald, Trustee